ATCO
G R O U P

Corporate Office

04035671

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

July 6, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 6, 2004 for symbol CU
- Corporation's Form 1, filed July 6, 2004 for symbol CU.X
- Corporation's Form 1, filed July 6, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed July 6, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed July 6, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed July 6, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed July 6, 2004 for symbol CU.PR.B
- Insider Report, filed July 6, 2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 7/21

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	41,181,266	As at :	06/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	2,000
Other Issuances and Cancellations	-25,498
Issued & Outstanding Closing Balance :	41,157,768

Stock Option Plan

Stock Options Outstanding Opening Balance:	**912,200**	As at :	06/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2004	N		2,000		
Totals		0	2,000	0	0

Stock Options Outstanding Closing Balance:	**910,200**	As at :	06/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2004	Conversion (General)	17,002
06/30/2004	Issuer Bid	-42,500
Totals		-25,498

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:16:40
Last Updated:	07/06/2004 16:14:44

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	22,209,119	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-17,002		
Issued & Outstanding Closing Balance :	22,192,117		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2004	Conversion (General)	-17,002
Totals		-17,002

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:17:39
Last Updated:	07/06/2004 16:17:10

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:18:23
Last Updated:	07/06/2004 16:18:15

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	06/01/2004

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:18:58
Last Updated:	07/06/2004 16:18:49

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:19:29
Last Updated:	07/06/2004 16:19:24

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:20:01
Last Updated:	07/06/2004 16:19:55

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:20:32
Last Updated:	07/06/2004 16:20:27

2004-07-06 15:18 ET

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider company name : canadian utilities limited (Starts with)
Filing date range : July 6, 2004 - July 6, 2004

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
285055	2004-06-04	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,500	54.1100		8,500					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
285056	2004-06-04	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,500		0						
285058	2004-06-15	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,500	52.8600	8,500						
285059	2004-06-15	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,500		0						
285060	2004-06-18	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,800	52.9500	4,800						
285061	2004-06-18	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,800		0						
285062	2004-06-25	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+12,200	53.0100	12,200						
285063	2004-06-25	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-12,200		0						
285064	2004-06-30	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,900	52.9100	5,900						
285066	2004-06-30	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,900		0						
285068	2004-07-02	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,600	52.9700	2,600						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
285069	2004-07-02	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,600		0						